Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

Silvercorp to Participate at the BMO Global Metals & Mining Conference and PDAC 2017

VANCOUVER, British Columbia – February 22, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) announces that the company will attend the BMO 26th Capital Markets Annual Global Metals & Mining Conference from February 26 to March 1, 2017 in Hollywood, Florida. A PDF of the slide presentation will be available on the Company’s website at http://silvercorpmetals.com.

Silvercorp Metals Inc. will also attend and present at the PDAC 2017 International Convention in Toronto, Canada, on Tuesday, March 7, 2017, at 2:00p.m. (ET). A PDF of the slide presentation will be available on the Company’s website at http://silvercorpmetals.com. Silvercorp will also be at Booth #2223A in the Investor Exchange at the PDAC Convention from Sunday through Monday, March 5-6, 2017.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal, Vice President, Corporate Development

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.